OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                      OF
                             GRYPHON HOLDINGS INC.
                                      AT
                             $18.00 NET PER SHARE
                                       BY

                             MG ACQUISITION CORP.

                         A WHOLLY OWNED SUBSIDIARY OF


                              MARKEL CORPORATION
      THE OFFER, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 4, 1998 UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF COMMON SHARES (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS) WHICH, TOGETHER WITH SHARES OWNED BY MARKEL CORPORATION ("PARENT") AND MG ACQUISITION CORP., A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), CONSTITUTE AT LEAST 51% OF THE COMMON SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE, (2) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT, AFTER CONSUMMATION OF THE OFFER, THE PROVISIONS OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW WOULD NOT PROHIBIT FOR ANY PERIOD OF TIME, OR IMPOSE ANY VOTING REQUIREMENT IN EXCESS OF MAJORITY SHAREHOLDER APPROVAL WITH RESPECT TO, THE PROPOSED MERGER OR OTHER BUSINESS COMBINATION WITH PURCHASER OR ANY AFFILIATE OF PURCHASER, (3) THE PREFERRED STOCK PURCHASE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND (4) PARENT AND PURCHASER HAVING OBTAINED ALL INSURANCE REGULATORY APPROVALS NECESSARY FOR THEIR ACQUISITION OF CONTROL OVER THE COMPANY AND ITS INSURANCE SUBSIDIARIES ON TERMS AND CONDITIONS SATISFACTORY TO PURCHASER, IN ITS SOLE DISCRETION. SEE
                                  SECTION 14.

        THE OFFER IS NOT CONDITIONED UPON PURCHASER OBTAINING FINANCING.

                                   IMPORTANT


     Any shareholder desiring to tender all or any portion of such shareholder's Common Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Common Shares and, if separate, the certificates representing the associated Rights (as defined herein) to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Common Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Common Shares (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Common Shares (and, if applicable, Rights). Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, shareholders will be required to tender one Right for each Common Share tendered in order to effect a valid tender of such Common Share.


     Any shareholder who desires to tender Common Shares (and, if applicable, Rights) and whose certificates for such shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Common Shares (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 3.


     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

                                ---------------
                     The Dealer Manager for the Offer is:


                     [COCHRAN, CARONIA SECURITIES LLC LOGO]




October 20, 1998

                               TABLE OF CONTENTS



SECTION                                                                                       PAGE
--------                                                                                     -----
INTRODUCTION .............................................................................     1
     1.   Terms of the Offer; Expiration Date ............................................     8
     2.   Acceptance for Payment and Payment for Shares ..................................     9
     3.   Procedures for Tendering Common Shares .........................................    10
     4.   Withdrawal Rights ..............................................................    12
     5.   Certain Federal Income Tax Consequences ........................................    13
     6.   Price Range of Shares; Dividends ...............................................    14
     7.   Effect of the Offer on the Market for the Common Shares; Exchange Listing and
          Exchange Act Registration; Margin Regulations ..................................    14
     8.   Certain Information Concerning the Company .....................................    15
     9.   Certain Information Concerning Purchaser and Parent ............................    17
     10.  Source and Amount of Funds ....................................................     18
     11.  Background of the Offer; Contacts with the Company ............................     19
     12.  Purpose of the Offer and the Merger; Plans for the Company; Certain
              Considerations.............................................................     21
     13.   Dividends and Distributions ...................................................    26
     14.   Conditions of the Offer .......................................................    26
     15.   Certain Legal Matters; Regulatory Approvals; Certain Litigation ...............    29
     16.   Fees and Expenses .............................................................    32
     17.   Miscellaneous .................................................................    33
SCHEDULE I ...............................................................................    34

TO THE HOLDERS OF COMMON STOCK OF GRYPHON HOLDINGS INC.:


                                 INTRODUCTION

     MG Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Markel Corporation, a Virginia corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Gryphon Holdings Inc., a Delaware corporation (the "Company"), including the associated Junior Participating Cumulative Preferred Stock Purchase Rights (including any successors thereto, the "Rights") issued pursuant to the Rights Agreement, dated as of June 5, 1995, as amended as of July 28, 1998, between the Company and State Street Bank and Trust Company, as Rights Agent (as such agreement may be further amended and including any successor agreement, the "Rights Agreement"), at a price of $18.00 per Common Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Common Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Common Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Cochran, Caronia Securities LLC, as Dealer Manager (the "Dealer Manager"), First Union National Bank, as Depositary (the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

     The purpose of the Offer and the proposed second-step merger is to enable Parent to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the outstanding Common Shares. Parent currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company with the Company continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Common Share outstanding (other than Common Shares owned by Parent or any of its wholly owned subsidiaries, Common Shares held in the treasury of the Company, Common Shares held by shareholders who have demanded and perfected, and who shall not have withdrawn or otherwise lost, appraisal rights under the General Corporation Law of the State of Delaware (the "Delaware Corporation Law")), would be converted into the right to receive an amount of cash equal to the Offer Price. Before the Proposed Merger, to the extent the Company Series A 4% Cumulative Convertible Preferred Stock (the "Preferred Shares") are not converted, Parent and Purchaser intend to cause the Company either (i) to redeem the Preferred Shares in accordance with the terms of the Preferred Shares or (ii) to engage in a privately negotiated repurchase of the Preferred Shares.

     Preferred Shares may not be tendered pursuant to the Offer. In the event that a holder of Preferred Shares wants to tender shares pursuant to the Offer, such holder must first convert the Preferred Shares into Common Shares pursuant to the terms of the Preferred Shares and then tender such Common Shares pursuant to the Offer.

     In January 1998, Steven A. Markel, Vice-Chairman of Parent, contacted Stephen A. Crane, President and Chief Executive Officer of the Company. Mr. Markel expressed interest in discussing the future direction of the Company and Parent and whether it made sense to discuss a possible combination of the two companies. No meeting was arranged at that time.

     On March 24, 1998, Mr. Markel met briefly with Mr. Crane and again suggested that a combination of the two companies could be mutually beneficial. Mr. Markel expressed a willingness to meet with the Company's Board of Directors (the "Company Board") or a committee of the Company Board to discuss a potential acquisition of the Company. Mr. Markel also advised Mr. Crane that Parent had been acquiring Common Shares in the open market and would shortly be making required filings under federal securities laws. Mr. Markel's request for a meeting was denied and Mr. Crane indicated the Company was not for sale.

     On April 1, 1998, Mr. Markel spoke by phone with Mr. Crane as a follow-up to the March 24, 1998 meeting. During that conversation, Mr. Markel informed Mr. Crane that Parent was considering acquiring, through open market transactions or privately negotiated purchases, additional Common Shares up to 19.9% of the Common Shares outstanding.

     Parent determined to seek necessary state insurance regulatory approvals to acquire up to 19.9% of the outstanding Common Shares as discussed in the April 1 phone call. The necessary filings were made in early April. Thereafter, the Company, through its counsel, filed objections in the regulatory proceedings to Parent's proposed purchases. In late April,

Mr. Markel contacted Mr. Crane and asked him why the Company was opposing Parent's proposed additional purchases. Mr. Crane did not indicate a willingness to discontinue the Company's objections to Parent's proposed additional purchases.

     On May 12, 1998, representatives of Parent attended the annual stockholder meeting of the Company.

     On May 26, 1998, Mr. Markel wrote to each of the members of the Company Board recounting the substance of conversations which had taken place and requesting that the Company cease its objections in the regulatory proceedings and that the Company refrain from taking steps such as amending the Company's shareholders rights "poison pill" plan. This letter was filed by Parent as an amendment to its report on Schedule 13D on May 28, 1998. Mr. Markel never received a response to this letter from the Company Board.

     On May 29, 1998 and July 22, 1998, Parent received regulatory approval in the states of California and Pennsylvania, respectively, which allowed Parent to proceed with its proposed purchase of up to 19.9% of the Company's outstanding Common Shares. Having previously filed a Disclaimer of Affiliation with the State of Connecticut, Parent purchased additional Common Shares on July 23, July 27 and July 28, 1998. On the afternoon of July 28 Mr. Markel was advised by Mr. Crane that the Company Board had approved an amendment to the Company's poison pill plan to change the definition of "Acquiring Person" to mean any person beneficially owning more than 10% of the Common Shares. Mr. Markel advised Mr. Crane that Parent had already exceeded this threshold. According to the Company's public filings, the Company then revised the implementation of the poison pill plan to essentially define an "Acquiring Person" as any person beneficially owning a percentage of the outstanding Common Shares equal to or in excess of the percentage held by Parent at the close of business on July 28, 1998 (approximately 11.7%).

     On September 1, 1998, Mr. Markel sent a letter to each of the members of the Company Board offering total consideration of $18.00 per Common Share consisting of $15.50 in cash and $2.50 in notes (subject to possible offset for adverse developments) in a merger transaction. Mr. Markel's letter requested a response from the Company Board by September 9, 1998. No response was received from the Company Board other than a letter indicating that the Company would get back to Parent in due course.

     On September 16, 1998, Mr. Crane and Hadley C. Ford, the Chairman of the Company, had a meeting with Mr. Markel and Gregory B. Nevers, Parent's Corporate Counsel. In the meeting, Mr. Markel again expressed a desire to pursue a negotiated acquisition of the Company and indicated that if the Company Board provided additional information, particularly information which supported the Company's publicly reported loss reserve estimates, Parent expected that it could substantially increase its cash offer for the Company. Mr. Ford indicated that he would make a report to the full Company Board regarding the meeting and that he would investigate whether the Company could provide additional information to Parent. On September 21 Parent received a proposed form of confidentiality and standstill agreement from the Company's advisors. The form, in addition to addressing the protection of confidential information, sought to require Parent to agree that it would not, for up to two years, make any offers to shareholders, seek any proxies from shareholders of the Company or generally take any steps which Parent felt might be necessary to maximize value for shareholders, in each case without the specific consent of the Company Board. On September 22, 1998, Parent proposed instead to limit its activities for a period of six months, subject to certain conditions. This proposal was rejected by the Company's advisors.

     On September 23, 1998, Mr. Markel spoke with Mr. Ford, in an attempt to resolve the differences in view regarding the standstill agreement. Mr. Ford deferred the decision on this point to the Company's legal and financial advisors.

     On October 1, 1998, Parent sent a letter to each of the members of the Company Board proposing a cash merger in which each Common Share would be converted into the right to receive $18.00, subject to required regulatory and shareholder approval, redemption of the Rights and the execution of a mutually acceptable merger agreement containing customary provisions for transactions of this nature. This offer represented a premium of $6.38 or 55% over the price of the Common Shares on the day before the September 1, 1998 letter to the Company referenced above and a premium of $4.00 or 29% over the price of the Common Shares on September 30, 1998. The letter stated that this proposal would expire at 5:00 p.m. EST on Monday, October 5, 1998. The letter also stated that Parent would be willing to enhance its offer if the Company could establish that additional value is warranted.

     On October 5, 1998, Parent received a letter responding to Parent's letter of October 1, 1998. The letter stated in part "The Gryphon Board of Directors has not yet determined to take any definitive course of action with respect to a sale of the Company; however, you may be assured that our Board is considering your proposal in light of its fiduciary duties and the interests of all of Gryphon's shareholders." In addition, the Company's letter stated "We have instructed our legal and financial advisors to communicate with your advisors to clarify certain aspects of your most recent letter and to encourage you to reconsider the terms of our proposed confidentiality agreement." On the afternoon of October 5, 1998, the Company's legal and financial advisors called Mr. Nevers and the Parent's financial advisors to discuss Parent's October 1st letter, the Company's response of October 5, 1998, the proposed confidentiality and standstill agreement and to ask for Parent's proposed form of merger agreement.

     On October 6, 1998, Mr. Markel called Mr. Ford to discuss Parent's October 1 letter and the Company's October 5 response. Mr. Ford requested that Mr. Markel cease contacting other members of the Company Board. Mr. Ford also indicated that the Company Board was doing everything it felt was appropriate and they were willing to include in the "process", which was not described or defined, those who wanted to be included. Mr. Ford indicated that, in order to be included, Parent would have to sign a confidentiality and standstill agreement.

     On October 6, 1998, Mr. Nevers forwarded a proposed form of merger agreement to the Company's legal and financial advisors.

     On October 9, 1998, the Company's legal advisors contacted Mr. Nevers and Parent's legal advisors to indicate their view that the draft merger agreement was conditional and not consistent with other public merger agreements. The Company's legal advisors declined to engage in specific negotiations with respect to the draft merger agreement, indicating they had not been authorized to do so by the Company Board.

     On October 13, 1998, Mr. Markel called Mr. Crane who indicated that the Company Board had not considered whether the $18.00 per share price proposed by the Company was fair. Mr. Crane reiterated the need for Parent to sign the proposed confidentiality and standstill agreement.

     On October 14, 1998, Parent sent the following letter to each member of the Company Board and to the Company's legal and financial advisors:

October 14, 1998


Board of Directors
Gryphon Holdings Inc.
30 Wall Street
New York, NY 10005-2201

Gentlemen:

     On October 1, 1998, we sent a letter to the Board offering to enter into a negotiated merger transaction at $18.00 for each common share. Shortly before that offer expired on the evening of Monday, October 5, 1998, we received a letter from Mr. Crane and a call from your advisors asking that we provide them a draft merger agreement. On Tuesday, October 6, 1998, we sent a draft merger agreement to your advisors, making clear that we were prepared to discuss any of the provisions of the agreement.

     Late in the evening on Friday, October 9, 1998, your legal advisors indicated that the draft agreement "did not look like a public company merger agreement" because it called for opinions of counsel and provided for resignations at closing. They also stated that the draft was too "conditional" because some of the representations in the agreement did not contain sufficiently broad materiality exceptions. When asked to provide specific comments and suggestions, they declined because they said they had not been authorized to do so by the Board.

     We have reviewed several recent publicly reported merger agreements involving insurance companies and merger agreements used by your legal advisors in various other public transactions. Based on this review it is our belief that the draft merger agreement we sent on October 6 was not substantially different from these merger agreements. However, in an effort to remove any concerns about "conditions", we have revised the draft merger agreement to contain significantly fewer representations than is customary. We are sending this new draft to your advisors and each of you by overnight mail. Our revised draft merger agreement contains only 6 representations compared to 21 in both the Berkshire Hathaway/General Re and AIG/American Bankers merger agreements and 32 in the USF&G/Titan agreement.

     This draft is sent in good faith and is not intended to be a "take it or leave it" proposal. While we are prepared to execute the merger agreement as proposed in this draft, we are also more than willing to engage in a discussion with you about any of its terms.

     Your advisors have also insisted that the execution of a standstill agreement is a precondition to any negotiations. The standstill proposed by your advisors would prevent Markel from taking a number of actions for two years. This period of time is much too long under these circumstances and in these market conditions. In addition, the actions prohibited by the standstill would include engaging in a proxy contest or tender offer. We have received no indication at this point that Gryphon or its advisors wish to engage in serious merger negotiations. If we enter into a standstill like the one proposed by your advisors, Gryphon might simply continue to refuse to negotiate and Markel would be left with no means of exercising its rights as a shareholder. To make matters worse, the standstill proposed by your advisors would prohibit us from making a better offer than that which might be offered by another bidder. This result is not in the interest of Gryphon shareholders.

     As you know, when the standstill was first proposed, we sought to negotiate a more reasonable approach. Your advisors rejected our standstill proposal within minutes and without justification. Rather than continuing to argue over the standstill, we believe it would be more productive to proceed with merger negotiations without access to Gryphon's confidential information. We are prepared to enter into such negotiations immediately.

     We understand from Mr. Crane and your advisors that the Board has not yet determined whether $18.00 per share is a fair price or even whether the Board wishes to pursue negotiations with Markel. We believe the fundamental issue here is whether or not you wish to pursue a sale of the Company. As indicated in our earlier letters to you, we strongly believe that a sale now is in the Company's best interest and is absolutely essential to provide shareholders with any meaningful opportunity to realize value for their investment.

     We have in good faith responded to requests for information and clarification from your advisors. We believe it is now time for you as a Board to determine whether or not you wish to pursue a negotiated transaction. We and your other shareholders are entitled to a prompt answer to this very important question.

Very truly yours,


/s/Steven A. Markel
---------------------
Steven A. Markel
Vice Chairman

     From January 1998 through October 19, 1998, Mr. Markel and representatives of Parent had a number of conversations with individual members of the Company Board and representatives of the Company in which the willingness of the Company to enter into discussions with Parent concerning a possible business combination was explored. These conversations did not involve any substantive negotiations concerning the matters discussed above.

     On October 19, 1998 the Company's financial advisors indicated to Parent's financial advisors that the Company was not prepared to negotiate and sign a definitive merger agreement with Parent at that time. On October 20, 1998 Purchaser commenced the Offer.

     In connection with the Offer and during its pendency, or in the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Parent (alone or through affiliates) may explore any and all options which may be available to it. Parent may also determine, whether or not the Offer is then pending, to conduct a proxy contest in connection with the Company's 1999 annual meeting of shareholders seeking, among other things, to elect new directors designated by Parent. See Section
15. In addition, Parent may seek to acquire Preferred Shares through a tender offer or exchange offer, upon such terms and at such prices as it may determine, and after expiration or termination of the Offer, Parent may seek to acquire Preferred Shares and additional Common Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which, in the case of Common Shares, may be more or less than the price to be paid per Common Share pursuant to the Offer and could be for cash or other consideration.

     The Offer does not constitute a solicitation of proxies for any meeting of the Company's shareholders. Any such solicitation which Parent or Purchaser might make would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


                        CERTAIN CONDITIONS TO THE OFFER

     THE MINIMUM CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS) WHICH, TOGETHER WITH SHARES OWNED BY PARENT AND PURCHASER, CONSTITUTE AT LEAST 51% OF THE COMMON SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (I.E., AS THOUGH ALL OPTIONS

OR OTHER SECURITIES CONVERTIBLE INTO OR EXERCISABLE OR EXCHANGEABLE FOR COMMON SHARES HAD BEEN SO CONVERTED, EXERCISED OR EXCHANGED) (THE "MINIMUM CONDITION").

     According to information included in the Form 10-Q of Gryphon Holdings Inc. for the quarter ended June 30, 1998, as filed with the Securities and Exchange Commission (the "SEC") on August 12, 1998 (the "Company Form 10-Q") there were 6,740,229 Common Shares outstanding as of June 30, 1998. According to information included within Forms S-8 of Gryphon Holdings Inc. filed with the Securities and Exchange Commission through February 20, 1998, and within the footnotes to the financial statements of Gryphon Holdings Inc. included within the Form 10-K of Gryphon Holdings Inc. for the year ended December 31, 1997, there were 790,075 Common Shares subject to issuance pursuant to various stock option and incentive plans of the Company (the "Incentive Shares") as of December 31, 1997 (the most recent date such information is available to Purchaser). In addition, according to the Form 8-K/A of Gryphon Holdings Inc. dated September 28, 1998, as of that date, 688,077 Common Shares were reserved for issuance pursuant to the conversion of the 15,440 issued and outstanding Preferred Shares which the Company had issued as partial consideration for the acquisitions reported by the Company in such Form 8-K/A. The Company also reported in that Form 8-K/A the existence of an earnout payment (the "Earnout Payment") relating to those acquisitions which could be comprised of either cash or additional Preferred Shares.

     Based on the foregoing without giving effect to the indeterminate number of Preferred Shares (and upon conversion, Common Shares) which may be issued pursuant to the Earnout Payment, Purchaser believes there are approximately 8,218,381 Common Shares outstanding on a fully diluted basis. Parent and Purchaser currently own an aggregate of 791,250 Common Shares, which were acquired in open-market transactions. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if an aggregate of 3,400,125 Common Shares are validly tendered pursuant to the Offer. For purposes of the Offer, "fully diluted basis" assumes (i) no dilution due to Rights, (ii) the issuance of all of the Incentive Shares, (iii) the conversion of all Preferred Shares into Common Shares, (iv) no Common Shares were issued or acquired by the Company after June 30, 1998 (other than Common Shares issued pursuant to clauses (ii) and (iii) above) and no options, warrants, rights or other securities convertible into or exercisable or exchangeable for Common Shares, other than 15,440 Preferred Shares, were issued or granted after June 30, 1998 and (v) as of the date of purchase the Company has no other obligations to issue Common Shares or other securities convertible into or exercisable for Common Shares. The number of Common Shares required to be validly tendered for the Minimum Condition to be satisfied may increase if additional Preferred Shares are issued as a consequence of the Earnout Payment.

     THE AFFILIATED TRANSACTION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT, AFTER CONSUMMATION OF THE OFFER, THE PROVISIONS OF SECTION 203 OF THE DELAWARE CORPORATION LAW WOULD NOT PROHIBIT FOR ANY PERIOD OF TIME, OR IMPOSE ANY VOTING REQUIREMENT IN EXCESS OF MAJORITY SHAREHOLDER APPROVAL WITH RESPECT TO, THE PROPOSED MERGER OR OTHER BUSINESS COMBINATION WITH PURCHASER OR ANY AFFILIATE OF PURCHASER (THE "AFFILIATED TRANSACTION CONDITION").

     The Proposed Merger, including the timing and details thereof, is subject to, among other things, the provisions of the Delaware Corporation Law, including Section 203 thereof relating to Business Combinations with Interested Stockholders. ("Section 203"). In general, Section 203 prohibits a Delaware corporation such as the Company from engaging in a Business Combination (as defined in Section 15 hereof) with an Interested Stockholder (as defined in
Section 15 hereof) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date that such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the shareholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the shareholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Accordingly, the Affiliated Transaction Condition would be satisfied if
(i) the Company Board approves the acquisition of Common Shares pursuant to the Offer and the Proposed Merger or other business combination with Purchaser or any affiliate of Purchaser, or (ii) Purchaser is satisfied, in its sole discretion, that after consummation of the Offer, the provisions of Section 203 would not prohibit for any period of time, or impose any voting requirement in excess of majority shareholder approval with respect to, the Proposed Merger or other business combination with Purchaser or any affiliate of Purchaser.

     THE RIGHTS CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY BOARD OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION").

     The summary provided below and in Section 12 hereof is based upon the Forms 8-K, dated June 5, 1995 (the "Company 1995 8-K") and dated July 28, 1998 (the "Company 1998 8-K"), filed by the Company with the SEC:

     Until the close of business on the Distribution Date (as defined in Section 12 hereof), the Rights will be evidenced by the certificates evidencing Common Shares (the "Common Share Certificates") and will be transferred with and only with the Common Share Certificates. As soon as practicable after the Distribution Date, certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date.

     At any time until a person or group of affiliated persons becomes an Acquiring Person (as defined in Section 12 hereof), the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). At any time until a person or group of affiliated persons becomes an Acquiring Person, the Company Board may extend the time within which the Company may redeem the Rights outstanding prior to the exercise thereof. Immediately upon the action of the Company Board ordering redemption of the Rights, the Rights will terminate, and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price.

     On July 28, 1998, the Company announced that the Company Board had approved an amendment of the Rights Agreement which, among other things, would change the definition of "Acquiring Person" by lowering the ownership threshold from 20% of the outstanding Common Shares to 10% of the outstanding Common Shares. At the time of such announcement, Parent already owned more than 10% of the outstanding Common Shares, as disclosed in Amendment No. 2 to Schedule 13D filed by Parent on the same day. Upon learning that Parent's ownership was in excess of the 10% threshold, the Company announced later that day that it had revised the "implementation of the plan." As a result of this revision (the "Rights Amendment"), the term "Acquiring Person" was changed to read, in pertinent part, as follows:

   (a) "Acquiring Person" shall mean any Person . . . who . . . shall be the Beneficial owner . . . of the percentage of Common Shares (the "Acquiring Person Percentage") EQUAL TO or greater than the lesser of (A) 20% of the Common Shares then outstanding or (B) the greater of (x) 10% of the Common Shares then outstanding or (y) the percentage of the Common Shares then outstanding equal to the number of Common Shares Beneficially Owned as of 4:30 p.m. New York time on July 28, 1998 by the Person Beneficially Owning the largest number of Common Shares as of such date and time divided by the Common Shares outstanding as of such date and time, but shall not include . . . any Person who would otherwise be an "Acquiring Person" but for the good faith determination by the Board of Directors of the Company that such Person has become an "Acquiring Person" inadvertently, provided that such Person together with its Affiliates and Associates divest themselves as promptly as practicable of beneficial ownership of a sufficient number of Common Shares so that such Person together with its Affiliates and Associates beneficially own a percentage of the Common Shares then outstanding less than the Acquiring Person Percentage. (emphasis added)

     Under this language, Parent may be deemed to have become an Acquiring Person automatically as a result of the Rights Amendment without any action being taken on its part. Purchaser believes that the Company did not intend for the Rights Amendment to have this result. Purchaser bases its belief on (i) the fact that, to Purchaser's knowledge, such a result would constitute an unprecedented attempt by an issuer to cause the dilution feature of a shareholder rights agreement to be triggered retroactively based on a shareholder's prior acquisition of stock which, at the time thereof, did not trigger such dilution, (ii) the language used in other provisions of the Rights Amendment which suggests that a person becomes an Acquiring Person by acquiring a percentage of the outstanding Common Shares greater than (rather than equal to) the Acquiring Person Percentage, (iii) to Purchaser's knowledge, the failure of the Company to take any actions since July 28, 1998 to distribute the Rights, to give notice of a triggering event to the holders of the Rights as required under the Rights Agreement or to otherwise assert that Parent is an Acquiring Person and (iv) the discussions described below between the Parent's counsel and the Company's counsel.

     On October 2, 1998, Parent's counsel contacted counsel for the Company to advise them of this apparent mistake and to request that the Company Board take action to confirm that Parent did not become an Acquiring Person as a result of the Rights Amendment. Parent and Purchaser believe that the Company Board has the power under the terms of the Rights Agreement to easily and clearly correct this mistake. On October 6, 1998, counsel for the Parent was advised by the Company's counsel of their agreement that the Company Board has the ability to correct the actions taken by the Company Board on July 28, 1998. However, the Company has yet to advise Parent or Purchaser as to what actions, if any, the Company has taken or proposes to take to correct this mistake.

     Parent and Purchaser believe that the adoption of the Rights Amendment and the failure by the Company Board to take appropriate action to correct the mistake contained in the Rights Amendment constitute a breach of their fiduciary duties to the shareholders of the Company. In the Delaware Litigation, Parent and Purchaser are seeking, among other things, a declaration that the Rights Amendment is invalid and an injunction compelling the Company and the Company Board to take clear and appropriate actions to correct this mistake. See Section 15 "The Delaware Litigation".

     Based upon Purchaser's interpretation of the Rights Agreement and, to Purchaser's knowledge, the absence of any actions by the Company to issue Rights Certificates or otherwise assert that the Rights have been triggered, Purchaser believes that, as of the date of this Offer to Purchase, the Rights were not exercisable and the Rights continue to be evidenced by the Common Share Certificates. Purchaser believes that, as a result of Purchaser's public announcement of the Offer, the Distribution Date will be no later than November 3, 1998 unless prior to such date the Company Board redeems the Rights or takes action to delay the Distribution Date.

     Purchaser believes that under applicable law and under the circumstances of the Offer, the Company Board has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), and the Purchaser is hereby requesting that the Company Board do so. However there can be no assurance that the Company Board will redeem the Rights (or so amend the Rights Agreement). In the Delaware Litigation, Parent and Purchaser are seeking, among other things, an order compelling the Company Board to redeem the Rights or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger on the grounds that failure to do so would constitute a breach of fiduciary duty to the shareholders of the Company. See Section 15 "The Delaware Litigation."

     THE INSURANCE REGULATORY APPROVAL CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON PARENT AND PURCHASER HAVING OBTAINED ALL INSURANCE REGULATORY APPROVALS NECESSARY FOR THEIR ACQUISITION OF CONTROL OVER THE COMPANY AND ITS INSURANCE SUBSIDIARIES ON TERMS AND CONDITIONS SATISFACTORY TO PURCHASER, IN ITS SOLE DISCRETION (THE "INSURANCE REGULATORY APPROVAL CONDITION").

     According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Company 1997 Form 10-K") and other publicly available documents, the Company, directly or through its subsidiaries, owns United States property and casualty insurance companies. Accordingly, the acquisition of Common Shares satisfying the Minimum Condition pursuant to the Offer will require filings with, and approvals of, state insurance regulatory authorities (the "Insurance Commissions") under the respective insurance codes (the "Insurance Codes") of California, Connecticut and Pennsylvania, which are the respective jurisdictions in which the insurance companies owned or otherwise controlled by the Company are domiciled.

     The Insurance Codes of the United States domiciliary states and the rules that have been promulgated thereunder each contain provisions applicable to the acquisition of "control" of a domestic insurer, including a presumption of control that arises from the ownership of 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. Generally, any person seeking to acquire voting securities, such as the Common Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file with the relevant Insurance Commission an application for approval of acquisition of control (generally known as a "Form A") containing certain information and send a copy of each Form A to the domestic insurer. On the date of this Offer to Purchase, Parent and Purchaser made Form A filings, including a copy of this Offer to Purchase and other related information with respect to the Offer, with the relevant Insurance Commissions and sent copies thereof to the relevant domestic insurer.

     In certain jurisdictions, the Form A filings trigger public hearing requirements and/or commence statutory periods within which decisions must be rendered approving or disapproving the acquisition of control of the Company by Parent and Purchaser. In other jurisdictions, public hearings are discretionary and/or there are not periods within which such decisions must be rendered. The periods within which hearings must be commenced or decisions rendered generally do not begin until the relevant Insurance Commission has deemed the Form A filing complete. The Insurance Commission generally has discretion to request that additional information be furnished before it deems the Form A filing complete. The Insurance Codes provide certain statutory standards for the approval or the disapproval of the acquisition of control of the Company. The Insurance Codes, however, usually permit the Insurance Commissions discretion in determining whether such standards have been met. The California Insurance Code provides that the California Department of Insurance has 60 calendar days after a Form A filing is complete to approve or disapprove the filing. The California Department of Insurance may, at its discretion, hold public hearings regarding the Form A filing. The Pennsylvania Insurance Code provides that the Pennsylvania Department of Insurance must hold a hearing if requested, within 10 days of the filing, by either the acquiring company or the target company. The Pennsylvania Department of Insurance may also, at its discretion, hold a public hearing regarding the Form A. The Connecticut Insurance Code provides that the Connecticut Insurance Commissioner is required to hold a hearing within 30 days after the Commissioner determines that the Form A filing is complete and no earlier than 20 days after notice to the applicant that the filing is complete. The applicant is required to give certain persons at least 15 days advance notice of such hearing.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

   1. TERMS OF THE OFFER; EXPIRATION DATE.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Common Shares which are validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn in accordance with Section 4. The term "Expiration Date" means 6:00 p.m., New York City time, on Friday, December 4, 1998, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the Affiliated Transaction Condition, the Rights Condition, and the Insurance Regulatory Approval Condition. If any or all of such conditions are not satisfied or if any or all of the other events set forth in
Section 14 shall have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Common Shares tendered in the Offer and to terminate the Offer and return all tendered Common Shares to the tendering shareholders, (ii) waive or reduce the Minimum Condition or waive or amend any or all other conditions to the Offer to the extent permitted by applicable law, and, subject to complying with applicable rules and regulations of the SEC, purchase all Common Shares validly tendered, or (iii) extend the Offer and, subject to the right of shareholders to withdraw Common Shares until the Expiration Date, retain the Common Shares which have been tendered during the period or periods for which the Offer is extended.

     Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw its Common Shares in accordance with the procedures set forth in Section 4.

     Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time,
(i) to delay acceptance for payment of, or, regardless of whether such Common Shares were theretofore accepted for payment, payment for, any Common Shares pending receipt of any regulatory approval specified in Section 15 or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Common Shares if any of the conditions referred to in Section 14 has not been satisfied or upon the occurrence of any of the events specified in Section 14 and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

     Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Common Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Common Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information. In the SEC's view, an offer generally should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is required to allow for adequate dissemination to shareholders and investor response. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Common Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Common Shares, the Offer will be extended at least until the expiration of such 10 business day period.

     Purchaser believes that, as of the date of this Offer to Purchase, the Rights are evidenced by the Common Share Certificates and do not trade separately. Accordingly, by tendering a Common Share Certificate, a shareholder is automatically tendering the associated Rights. If, however, pursuant to the Rights Agreement or for any other reason, the Rights detach and separate Rights Certificates are issued, shareholders will be required to tender one Right for each Common Share tendered in order to effect a valid tender of such Common Share. See Section 12 "The Rights" and Section 15 "The Delaware Litigation."

     A request is being made under applicable Delaware law to the Company for the use of the Company's shareholder list and security position listing for the purpose of disseminating the Offer to shareholders. Upon compliance by the Company with such request, this Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Common Shares and Rights and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list and list of holders of Rights, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Common Shares or Rights.

   2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Common Shares which are validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 14. Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or, subject to applicable rules of the SEC, payment for, Common Shares in order to comply in whole or in part with any applicable law. Purchaser understands that, in accordance with the applicable rules of the SEC, any delay in accepting Common Shares, regardless of cause, may not exceed an unreasonable length of time. Accordingly, if it appears at the time that the Offer is scheduled to expire that any regulatory approvals specified in Section 14 hereof are not likely to be obtained within a reasonable length of time thereafter, Purchaser will either extend or terminate the Offer.

     Payment for Common Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Common Share Certificates and Rights Certificates, if the Rights are at such time separately traded, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Common Shares (and Rights, if applicable), if such procedure is available, into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Common Shares (and Rights, if applicable) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares (including the associated Rights) validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Common Shares for payment. Payment for Common Shares (including the associated Rights) accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering shareholders. Under no circumstances will interest on the purchase price for Common Shares be paid by Purchaser, regardless of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Common Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Common Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If any tendered Common Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Common Share Certificates are submitted evidencing more Common Shares than are tendered, Common Share Certificates evidencing unpurchased Common Shares will be returned, without expense to the tendering shareholder (or, in the case of Common Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Common Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Common Share pursuant to the Offer, Purchaser will pay such increased consideration for all such Common Shares purchased pursuant to the Offer, whether or not such Common Shares were tendered prior to such increase in consideration.

     Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to Parent or one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase all or any portion of the Common Shares tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Common Shares validly tendered and accepted for payment pursuant to the Offer.

   3. PROCEDURES FOR TENDERING COMMON SHARES.

     VALID TENDER OF COMMON SHARES. In order for Common Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (in the case of any book-entry transfer) and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) the Common Share Certificates evidencing tendered Common Shares must be received by the Depositary at one of such addresses or Common Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. The method of delivery of Common Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the sole option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Common Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Common Shares by causing the Book-Entry Transfer Facility to transfer such Common Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Common Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Common Shares, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

     SIGNATURE GUARANTEE. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each, an "Eligible Institution"), unless the Common Shares are tendered (i) by a registered holder of Common Shares who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If a Common Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Common Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Common Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Common Share Certificate, with the signature(s) on such Common Share Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

     GUARANTEED DELIVERY. If a shareholder desires to tender Common Shares pursuant to the Offer and such shareholder's Common Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Common Shares may nevertheless be tendered if all the following conditions are satisfied:

      (i) the tender is made by or through an Eligible Institution;

      (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

      (iii) in the case of a guarantee of Common Shares, the Common Share Certificates for all tendered Common Shares, in proper form for transfer, or a Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three Nasdaq National Market ("Nasdaq NM") trading days after the date of execution of the Notice of Guaranteed Delivery.

     Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Common Shares purchased pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) the Common Share Certificates evidencing such Common Shares, or a Book-Entry Confirmation of the delivery of such Common Shares, if available, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal.

     DISTRIBUTION OF RIGHTS. Holders of Common Shares will be required to tender one Right for each Common Share tendered to effect a valid tender of such Common Share. Unless and until the Distribution Date has occurred, the Rights are represented by and transferred with the Common Shares. Accordingly, if the Distribution Date does not occur prior to the Expiration Date of the Offer, a tender of Common Shares will constitute a tender of the associated Rights. If a Distribution Date has occurred, certificates representing a number of Rights equal to the number of Common Shares being tendered must be delivered to the Depositary in order for such Common Shares to be validly tendered. If a Distribution Date has occurred, a tender of Common Shares without Rights constitutes an agreement by the tendering shareholder to deliver certificates representing a number of Rights equal to the number of Common Shares tendered pursuant to the Offer to the Depositary within three Nasdaq NM trading days after the date such certificates are distributed. Purchaser reserves the right to require that it receive such certificates prior to accepting Common Shares for payment. Payment for Common Shares tendered and purchased pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, such certificates, if such certificates have been distributed to holders of Common Shares. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Common Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Common Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Common Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     APPOINTMENT AS PROXY. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Common Shares (including the associated Rights) tendered by such shareholder and accepted for payment by Purchaser (and any and all noncash dividends, distributions, rights, other Shares, or other securities issued or issuable in respect of such Common Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Common Shares or Rights. This appointment will be effective if, when, and only to the extent that, Purchaser accepts such Common Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Common Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of Purchaser will, with respect to the Common Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent or otherwise, and Purchaser reserves the right to require that, in order for Common Shares or other securities to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Common Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

     To prevent backup Federal income tax withholding with respect to payment to certain shareholders of the purchase price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder's correct Taxpayer Identification Number and certify that such shareholder is not subject to backup Federal income tax withholding by completing the substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a shareholder, the Depositary is required to withhold 31% of any payments made to such shareholder. See Instruction 9 of the Letter of Transmittal.

     Purchaser's acceptance for payment of Common Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

   4. WITHDRAWAL RIGHTS.

     Tenders of Common Shares made pursuant to the Offer are irrevocable except that Common Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 18, 1998.

     If Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Common Shares, and such Common Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Common Shares. If certificates for Common Shares to be withdrawn have been delivered or otherwise identified to the

Depositary, then, prior to the physical release of such Common Share Certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Common Shares have been tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Common Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Common Shares may be retendered at any time prior to the Expiration Date by following the procedures described in Section 3.

   5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following discussion is a summary of the material federal income tax consequences of the Offer and the Proposed Merger to holders of Common Shares who hold their Common Shares as capital assets. This summary is based upon laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. The discussion set forth below is for general information only and may not apply to certain categories of holders of Common Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), including, but not limited to, banks, tax-exempt organizations, insurance companies, holders who are not United States persons (as defined in Section 7701(a)(30) of the Code) and holders who acquired such Common Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, the discussion does not address the state, local or foreign tax consequences of the Offer and the Proposed Merger. Furthermore, this discussion does not address the Federal, state, local or foreign tax consequences of the Offer and the Proposed Merger to holders of Preferred Shares or to holders of Common Shares who also own Preferred Shares.

     EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

     GENERAL FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER. The receipt of cash in exchange for Common Shares (and associated Rights, if applicable) pursuant to the Offer and/or the Proposed Merger would be a taxable sale for federal tax purposes. Accordingly, a shareholder of the Company who receives cash pursuant to the Offer and/or the Proposed Merger will recognize taxable gain or loss equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the Common Shares (and associated Rights, if applicable) surrendered therefor. The gain or loss will be long-term capital gain or loss if, as of the date of the sale, such shareholder's holding period for such Common Shares is more than one year. Under current law, an individual is subject to a maximum federal income tax rate of 20% on any net long-term capital gains.

     If the receipt of cash in exchange for Common Shares (and associated Rights, if applicable) results in recognition of a capital loss, deductibility of such loss may be subject to limitation. In general, an individual who recognizes a capital loss would be permitted to deduct such loss only to the extent of the sum of (i) net capital gains from other sources, plus (ii) $3,000 ($1,500 in the case of a married individual filing a separate return). An individual would be permitted to carry any net capital loss forward to succeeding years, subject to this limitation. A shareholder that is a corporation for Federal income tax purposes would be permitted to deduct any capital loss from the sale of Common Shares (and associated Rights, if applicable) pursuant to the Offer and/or the Proposed Merger only to the extent of its capital gains from other sources, although the corporation would be permitted to carry any net capital loss back to its preceding three taxable years and forward to its succeeding five taxable years.

     Backup Withholding. Unless a shareholder of the Company complies with certain reporting or certification procedures or is an "exempt recipient" (in general, corporations and certain other entities) under applicable provisions of the Code and Treasury Regulations promulgated thereunder, such shareholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer and/or the Proposed Merger. A foreign shareholder of the Company should consult its tax advisor with respect to the application of withholding rules to it with respect to any cash payments received pursuant to the Offer and/or the Proposed Merger.

     6. PRICE RANGE OF SHARES; DIVIDENDS.

     The Common Shares are listed and principally traded on the Nasdaq NM and quoted under the symbol "GRYP," according to published financial sources. The following table sets forth, for the quarters indicated, the high and low sales prices per Common Share on the Nasdaq NM and the amount of cash dividends paid per Common Share, as reported in the Company's 1997 Form 10-K and as reported by published financial sources with respect to periods in 1998:




                                                         1998                    1997                     1996
                                                         HIGH        LOW         HIGH         LOW         HIGH          LOW
                                                      ---------   ---------   ----------   ---------   ----------   ----------
First Quarter .....................................    18 1/8      14 3/4      $15 1/4      $    13     $20 1/4      $16 7/8
Second Quarter ....................................    19 3/8      15 7/8       15 3/8       13 7/8      19 1/2       14 5/8
Third Quarter .....................................        17      11 3/8       17 3/4       15 1/4      15 1/4           12
Fourth Quarter (through October 19, 1998) .........    16 5/8          14       17 3/4       15 7/8          16       12 1/2

     The Company reported in its 1997 Form 10-K that it has not paid any cash dividends on its Common Shares since its initial public offering (the "Offering") and does not anticipate paying any cash dividends in the foreseeable future.

     On August 31, 1998, the day before the Parent's September 1, 1998 letter to the Company, the closing sales price of the Common Shares on the Nasdaq NM was $11.63 per Common Share. On September 30, 1998, the day before the Parent's October 1, 1998 letter to the Company, the closing sales price of the Common Shares on the Nasdaq NM was $14.00 per Common Share.

     On October 19, 1998, the most recent practicable trading day prior to the announcement date of the Offer, the reported closing sales price of the Common Shares on the Nasdaq NM was $16 1/8 per Common Share. Shareholders are urged to obtain a current market quotation for the Common Shares.

     7. EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON SHARES; NASDAQ NM LISTING AND EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

     The purchase of Common Shares pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and could reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public. Following consummation of the Offer, a large percentage of the outstanding Common Shares will be owned by Purchaser.

     According to the Nasdaq NM published guidelines, the Nasdaq NM would consider delisting the Common Shares if, among other things, the number of record holders of at least 100 Common Shares should fall below 400, the number of publicly held Common Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more (the "Nasdaq Excluded Holdings")) should fall below 750,000 or the aggregate market value of publicly held Common Shares (exclusive of Nasdaq Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of Common Shares pursuant to the Offer or otherwise, the Common Shares no longer meet the requirements of the Nasdaq NM for continued listing and the listing of the Common Shares is discontinued, the market for the Common Shares could be adversely affected.

     If the Nasdaq NM were to delist the Common Shares, it is possible that the Common Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange, through Nasdaq or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Shares or whether it would cause future market prices to be higher or lower than the Offer Price.

     The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Common Shares. The termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of

Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Common Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be eligible for Nasdaq reporting.


     Based upon publicly available information, Purchaser believes that, as of the date of this Offer to Purchase, the Rights are registered under the Exchange Act and are listed on the Nasdaq NM.

     Based upon Purchaser's interpretation of the Rights Agreement and, to Purchaser's knowledge, the absence of any actions by the Company to issue Rights Certificates or otherwise assert that the Rights have been triggered, Purchaser believes that as of the date of this Offer to Purchase, the Rights remain attached to the Common Shares and are not separately transferable. The Purchaser believes that, as a result of Purchaser's public announcement of the Offer, the Distribution Date will be no later than November 3, 1998 unless prior to such date the Company Board redeems the Rights or otherwise takes action to delay the Distribution Date. According to the Company Form 8-A, as soon as practicable after the Distribution Date, the Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights and the foregoing discussion with respect to the effect of the Offer on the market for the Common Shares, stock exchange listing and Exchange Act registration would apply to the Rights in a similar manner. See Section 12 "The Rights" and Section 15 "The Delaware Litigation."

     The Common Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing registered brokers to extend credit on the collateral of the Common Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Common Shares would no longer constitute "margin securities" for the purpose of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

   8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon the Company's 1997 Form 10-K and other publicly available documents and records on file with the SEC and other public sources. None of Parent, Purchaser, the Dealer Manager, the Depositary or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Dealer Manager, the Depositary or the Information Agent.


     According to information filed by the Company with the SEC, the Company is a Delaware corporation whose principal executive offices are located at 30 Wall Street, New York, New York 10005-2201.

     The Company is a holding company that operates through its main subsidiary, Gryphon Insurance Group Inc., as a specialty property and casualty underwriting organization in the United States. The Company's wholly-owned insurance subsidiaries are Associated International Insurance Company, Calvert Insurance Company and The First Reinsurance Company of Hartford.

     FINANCIAL AND PRO FORMA INFORMATION. Set forth below is certain selected consolidated financial and pro forma information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements and pro forma information contained in the Company's 1997 Form 10-K, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 (the "Company Form 10-Q") the Company's Form 8-K/A dated September 28, 1998 (the "Company Form 8-K") and other documents filed by the Company with the SEC. More comprehensive financial and pro forma information is included in, and the financial information and pro forma information that follows is qualified in its entirety by reference to, the Company's 1997 Form 10-K, the Company Form 10-Q, the Company Form 8-K and such other documents filed by the Company with the SEC. The Company Form 10-K, the Company Form 10-Q, the Company Form 8-K and such other documents may be examined at and copies may be obtained from the offices of the SEC or the

NASDAQ Stock Market in the manner set forth below. The pro forma information set forth below gives effect to the Company's acquisition of all the issued and outstanding shares of capital stock of The First Reinsurance Company of Hartford, Oakley Underwriting Agency, and F/I Insurance Agency, Incorporated, as reported in the Company Form 8-K.

     According to the Company Form 8-K, the Pro Forma Consolidated Statement of Income for the year ended December 31, 1997 and the six months ended June 30, 1998, give effect to the acquisition as if it had occurred on January 1, 1997. The Pro Forma Consolidated Balance Sheet gives effect to the acquisition as if it had occurred on June 30, 1998.


          SUMMARY FINANCIAL AND PRO FORMA INFORMATION FOR THE COMPANY



                                                  FINANCIAL INFORMATION
-------------------------------------------------------------------------------------------------------------------------
                                                       AT OR FOR THE PERIOD ENDING            AT OR FOR THE PERIOD ENDING
                                                              DECEMBER 31,                             JUNE 30,
                                              ---------------------------------------------   ---------------------------
                                                   1995            1996            1997            1997           1998
                                              -------------   -------------   -------------   -------------   -----------
                                                                                                      (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
INCOME STATEMENT DATA
 Total Revenue ............................     $ 102,885       $ 106,644       $ 128,474       $  58,030      $ 54,130
 Net Income ...............................        12,925           6,163           8,794           4,338        (6,579)
 Earnings Per Share (basic) ...............          1.69            0.93            1.32            0.65         (0.98)
BALANCE SHEET DATA
 Total Investments ........................       261,265         280,471         280,810         276,461       300,982
 Total Assets .............................       530,989         526,984         538,985         539,601       589,531
 Loss and Loss Adjustment Expense .........       308,886         309,259         328,911         335,365       364,582
 Total Liabilities ........................       437,767         431,848         434,476         440,343       491,054
 Total Stockholders' Equity ...............        93,222          95,136         104,509          99,258        98,477

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION



                                              FOR THE YEAR ENDED     AT OR FOR THE SIX
                                                 DECEMBER 31,      MONTHS ENDED JUNE 30,
                                             -------------------- ----------------------
                                                     1997                  1998
                                             -------------------- ----------------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
 INCOME STATEMENT DATA
  Total Revenue ............................      $ 149,588              $ 67,874
  Net Income ...............................          8,841                (7,540)
  Earnings Per Share (basic) ...............           1.32                 (1.12)
  Earnings Per Share (diluted) .............           1.27                 (1.12)
 BALANCE SHEET DATA
  Total Investments ........................                              373,999
  Total Assets .............................                              714,875
  Loss and Loss Adjustment Expense .........                              414,574
  Total Liabilities ........................                              603,891
  Total Stockholders' Equity ...............                              110,984

---------
     The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the SEC: Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the NASDAQ Stock Market, 1735 K Street, NW, Washington, DC 20006-1506.

   9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.

     PURCHASER. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Proposed Merger and has not carried on any activities other than in connection with the Offer and the Proposed Merger. The principal offices of Purchaser are located at 4551 Cox Road, Glen Allen, Virginia 23060-3382. The Purchaser is a wholly owned subsidiary of Parent. Until immediately prior to the time that Purchaser purchases Common Shares pursuant to the Offer, it is not expected that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Proposed Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     PARENT. Parent is a Virginia corporation with its principal executive offices located at 4551 Cox Road, Glen Allen, Virginia 23060-3382. Parent is a New York Stock Exchange listed insurance holding company which was incorporated in Virginia in 1930, reorganized as a holding company in 1980 and had its initial public offering in December, 1986. Parent is a holding company for several insurance companies through which Parent markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, Parent seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of Parent are to earn consistent underwriting profits and superior investment returns to build shareholder value.

     Parent is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal holders of Parent's securities, any material interests of such persons in transactions with Parent and other matters is required to be disclosed in proxy statements distributed to Parent's shareholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the SEC and copies may be obtained from the SEC. Parent's common stock is listed on the New York Stock Exchange ("NYSE"), and reports, proxy statements and other information concerning Parent should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York.

     FINANCIAL INFORMATION. Set forth below are certain selected consolidated financial information relating to Parent and its subsidiaries which have been excerpted or derived from the Financial Statements contained in the Parent's Form 10-K for the year ended December 31, 1997 (the "Parent Form 10-K") and the Parent's Form 10-Q for the quarter ended June 30, 1998 (the "Parent Form 10-Q") and other documents filed by Parent with the SEC. More comprehensive financial information is included in, and the financial information that follows is qualified in its entirety by reference to, the Parent Form 10-K, the Parent Form 10-Q and such other documents which have been filed with the SEC, including the financial information and related notes contained therein, which are incorporated herein by reference. These documents may be inspected at and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth above.

                   SUMMARY FINANCIAL INFORMATION FOR MARKEL




                                                       AT OR FOR THE PERIOD ENDING             AT OR FOR THE PERIOD ENDING
                                                              DECEMBER 31,                              JUNE 30,
                                              ---------------------------------------------   -----------------------------
                                                   1995            1996            1997            1997            1998
                                              -------------   -------------   -------------   -------------   -------------
                                                                                                       (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
INCOME STATEMENT DATA
 Total Revenue ............................    $  343,575      $  366,736      $  419,047      $  200,173      $  208,231
 Net Income ...............................        34,492          46,672          50,427          18,512          27,777
 Earnings Per Share (basic) ...............          6.38            8.58            9.20            3.38            5.05
 Earnings Per Share (diluted) .............          6.15            8.30            8.92            3.28            4.92
BALANCE SHEET DATA
 Total Investments ........................       908,583       1,130,776       1,408,320       1,331,525       1,450,961
 Total Assets .............................     1,314,537       1,605,297       1,870,100       1,792,051       1,901,050
 Loss and Loss Adjustment Expense .........       734,409         935,582         971,157         956,045         947,498
 Total Liabilities ........................     1,101,095       1,336,962       1,513,296       1,482,844       1,500,142
 Total Stockholders' Equity ...............       213,442         268,335         356,804         309,207         400,908

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Purchaser and Parent are set forth in Schedule I hereto.

     During the past 60 days, Parent has not effected transactions in the equity securities of the Company, except for the transfer of 100 Common Shares to Purchaser on October 16, 1998. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in
Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

     Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

   10. SOURCE AND AMOUNT OF FUNDS.

     Purchaser estimates that the total amount of funds required to purchase Common Shares pursuant to the Offer and to pay all related costs and expenses will be approximately $115 million. See also Section 16. Purchaser plans to obtain all funds needed for the Offer through a capital contribution from Parent. Parent plans to obtain such funds from cash accounts and a $250 million revolving credit facility (the "Credit Facility"), dated April 23, 1998 among Parent, the lenders referred to therein and First Union National Bank, as Agent ("Agent"). At October 20, 1998, Parent had $250 million of available borrowings under the Credit Facility.

     The Credit Facility provides for revolving loans which bear interest at the option of Parent, at the Base Rate, the CD rate or the LIBOR Rate plus any applicable Margin Rate as those terms are defined in the Credit Facility. The Credit Facility will mature on April 23, 2003.

     The Credit Facility contains certain financial covenants as well as restrictions on, among other things, (i) indebtedness of material subsidiaries,
(ii) liens, (iii) mergers, consolidations, liquidations, dissolutions and sales of all or any material portion of assets, (iv) sale and leasebacks, (v) changes in fiscal year and accounting treatment and (vi) certain changes in the character of business. The financial covenants require Parent to maintain (i) specified maximum leverage ratios and (ii) minimum combined statutory surplus of $250,518,000. At June 30, 1998 the combined statutory surplus of Parent's insurance subsidiaries was $374,084,000.

     In connection with the Credit Facility, Parent has agreed to pay the lenders under the Credit Facility and the Agent, certain fees, and to reimburse them for certain expenses and to provide them certain indemnities, as is customary for credit facilities of the type described herein.

     It is anticipated that any indebtedness incurred by Parent under the Credit Facility will be repaid from funds generated internally by Parent and its subsidiaries, through additional borrowings, or through a combination of such sources.

     The foregoing description of the Credit Facility is qualified in its entirety by reference to the full text of such Credit Facility, a copy of which has been filed with the SEC as exhibit 4 to Parent's 10-Q for the quarter ended March 31, 1998 and is incorporated by reference herein.

   11. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     In January 1998, Steven A. Markel, Vice-Chairman of Parent, contacted Stephen A. Crane, President and Chief Executive Officer of the Company. Mr. Markel expressed interest in discussing the future direction of the Company and Parent and whether it made sense to discuss a possible combination of the two companies. No meeting was arranged at that time.

     On March 24, 1998, Mr. Markel met briefly with Mr. Crane and again suggested that a combination of the two companies could be mutually beneficial. Mr. Markel expressed a willingness to meet with the Company's Board or a committee of the Company Board to discuss a potential acquisition of the Company. Mr. Markel also advised Mr. Crane that Parent had been acquiring Common Shares in the open market and would shortly be making required filings under federal securities laws. Mr. Markel's request for a meeting was denied and Mr. Crane indicated the Company was not for sale.

     On April 1, 1998, Mr. Markel spoke by phone with Mr. Crane as a follow-up to the March 24, 1998 meeting. During that conversation, Mr. Markel informed Mr. Crane that Parent was considering acquiring, through open market transactions or privately negotiated purchases, additional Common Shares up to 19.9% of the Common Shares outstanding.

     Parent determined to seek necessary state insurance regulatory approvals to acquire up to 19.9% of the outstanding Common Shares as discussed in the April 1 phone call. The necessary filings were made in early April. Thereafter, the Company, through its counsel, filed objections in the regulatory proceedings to Parent's proposed purchases. In late April, Mr. Markel contacted Mr. Crane and asked him why the Company was opposing Parent's proposed additional purchases. Mr. Crane did not indicate a willingness to discontinue the Company's objections to Parent's proposed additional purchases.

     On May 12, 1998, representatives of Parent attended the annual stockholder meeting of the Company.

     On May 26, 1998, Mr. Markel wrote to each member of the Company Board recounting the substance of conversations which had taken place and requesting that the Company cease its objections in the regulatory proceedings and that the Company refrain from taking steps such as amending the Company's shareholders rights "poison pill" plan. This letter was filed by Parent as an amendment to its report on Schedule 13D on May 28, 1998. Mr. Markel never received a response to this letter from the Company Board.

     On May 29, 1998 and July 22, 1998, Parent received regulatory approval in the states of California and Pennsylvania, respectively, which allowed Parent to proceed with its proposed purchase of up to 19.9% of the Company's outstanding Common Shares. Having previously filed a Disclaimer of Affiliation with the State of Connecticut, Parent purchased additional Common Shares on July 23, July 27 and July 28, 1998. On the afternoon of July 28 Mr. Markel was advised by Mr. Crane that the Company Board had approved an amendment to the Company's poison pill plan to change the definition of "Acquiring Person" to mean any person acquiring more than 10% of the Common Shares. Mr. Markel advised Mr. Crane that Parent had already exceeded this threshold. According to the Company's public filings, the Company then revised the implementation of the poison pill plan to essentially define an "Acquiring Person" as any person acquiring a percentage of the outstanding Common Shares equal to or in excess of the percentage held by Parent at the close of business on July 28, 1998 (approximately 11.7%).

     On September 1, 1998, Mr. Markel sent a letter to each of the members of the Company Board offering total consideration of $18.00 per Common Share consisting of $15.50 in cash and $2.50 in notes (subject to possible offset for adverse developments) in a merger transaction. Mr. Markel's letter requested a response from the Company Board by September 9, 1998. No response was received from the Company Board other than a letter indicating that the Company would get back to Parent in due course.

     On September 16, 1998, Mr. Crane and Hadley C. Ford, the Chairman of the Company, had a meeting with Mr. Markel and Gregory B. Nevers, Parent's Corporate Counsel. In the meeting, Mr. Markel again expressed a desire to pursue a negotiated acquisition of the Company and indicated that if the Company Board provided additional information, particularly information which supported the Company's publicly reported loss reserve estimates, Parent expected that it could substantially increase its cash offer for the Company. Mr. Ford indicated that he would make a report to the full Company Board regarding the meeting and that he would investigate whether the Company could provide additional information to Parent. On September 21, Parent received a proposed form of confidentiality and standstill agreement from the Company's advisors. The form, in addition to addressing the protection of confidential information, sought to require Parent to agree that it would not, for up to two years, make any offers to shareholders, seek any proxies from shareholders of the Company or generally take any steps which Parent felt might be necessary to maximize value for shareholders, in each case without the specific consent of the Company Board. On September 22, 1998, Parent proposed instead to limit its activities for a period of six months, subject to certain conditions. This proposal was rejected by the Company's advisors.

     On September 23, 1998, Mr. Markel spoke with Mr. Ford, in an attempt to resolve the differences in view regarding the standstill agreement. Mr. Ford deferred the decision on this point to the Company's legal and financial advisors.

     On October 1, 1998, Parent sent a letter to each of the members of the Company Board proposing a cash merger in which each Common Share would be converted into the right to receive $18.00, subject to required regulatory and shareholder approval, redemption of the Rights and the execution of a mutually acceptable merger agreement containing customary provisions for transactions of this nature. This offer represented a premium of $6.38 or 55% over the price of the Company's Common Shares on the day before the September 1, 1998 letter to the Company referenced above and a premium of $4.00 or 29% over the price of the Company's Common Shares on September 30, 1998. The letter stated that this proposal would expire at 5:00 p.m. EST on Monday, October 5, 1998. The letter also stated that Parent would be willing to enhance its offer if the Company could establish that additional value is warranted.

     On October 5, 1998, Parent received a letter responding to Parent's letter of October 1, 1998. The letter stated in part "The Gryphon Board of Directors has not yet determined to take any definitive course of action with respect to a sale of the Company; however, you may be assured that our Board is considering your proposal in light of its fiduciary duties and the interests of all of Gryphon's shareholders." In addition, the Company's letter stated "We have instructed our legal and financial advisors to communicate with your advisors to clarify certain aspects of your most recent letter and to encourage you to reconsider the terms of our proposed confidentiality agreement." On the afternoon of October 5, 1998, the Company's legal and financial advisors called Mr. Nevers and the Parent's financial advisors to discuss Parent's October 1st letter, the Company's response of October 5, 1998, the proposed confidentiality and standstill agreement and to ask for Parent's proposed form of merger agreement.

     On October 6, 1998, Mr. Markel called Mr. Ford to discuss Parent's October 1 letter and the Company's October 5 response. Mr. Ford requested that Mr. Markel cease contacting other members of the Company Board. Mr. Ford also indicated that the Company Board was doing everything it felt was appropriate and they were willing to include in the "process", which was not described or defined, those who wanted to be included. Mr. Ford indicated that, in order to be included, Parent would have to sign a confidentiality and standstill agreement.

     On October 6, 1998, Mr. Nevers forwarded a proposed form of merger agreement to the Company's legal and financial advisors.

     On October 9, 1998, the Company's legal advisors contacted Mr. Nevers and Parent's legal advisors to indicate their view that the draft merger agreement was conditional and not consistent with other public merger agreements. The Company's legal advisors declined to engage in specific negotiations with respect to the draft merger agreement indicating they had not been authorized to do so by the Company Board.

     On October 13, 1998, Mr. Markel called Mr. Crane who indicated that the Company Board had not considered whether the $18.00 per share price proposed by the Company was fair. Mr. Crane reiterated the need for Parent to sign the proposed confidentiality and standstill agreement.

     On October 14, 1998, Parent sent a letter to each member of the Company Board and to the Company's legal and financial advisors which, among other things, transmitted a revised draft merger agreement. The full text of this letter is set forth under "Introduction" in this Offer to Purchase.

     From January 1998 through October 19, 1998, Mr. Markel and representatives of Parent had a number of conversations with individual members of the Company Board and representatives of the Company in which the willingness of the Company to enter into discussions with Parent concerning a possible business combination was explored. These conversations did not involve any substantive negotiations concerning the matters discussed above.

     On October 19, 1998 the Company's financial advisors indicated to Parent's financial advisors that the Company was not prepared to negotiate and sign a definitive merger agreement with Parent at that time. On October 20, 1998 Purchaser commenced the Offer.

   12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS.

     GENERAL. The purpose of the Offer and the Proposed Merger is to enable Parent to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of a majority of the outstanding Common Shares. The purpose of the Proposed Merger is to acquire all Common Shares not beneficially owned by the Purchaser following consummation of the Offer.

     Pursuant to the Proposed Merger, each then outstanding Common Share (other than Common Shares owned by Parent or any of its wholly owned subsidiaries, Common Shares held in the treasury of the Company, and Common Shares held by shareholders who have demanded and perfected, and who shall not have withdrawn or otherwise lost, appraisal rights under the Delaware Corporation Law) would be converted into the right to receive an amount of cash equal to the Offer Price. In addition, before the Proposed Merger, to the extent the Preferred Shares are not converted, Parent and Purchaser intend to cause the Company either (i) to redeem the Preferred Shares in accordance with the terms of the Preferred Shares or (ii) to engage in a privately negotiated repurchase of the Preferred Shares.

     Except in the case of a "short-form" merger as described below, under the Delaware Corporation Law, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Common Shares (including any Common Shares owned by Purchaser) and the outstanding Preferred Shares (including any Preferred Shares owned by Purchaser), voting together as a single class, would be required to approve the Proposed Merger. If Purchaser acquires through the Offer at least a majority of the outstanding Common Shares (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Common Shares tendered pursuant to the Offer) and the Affiliated Transaction Condition and Rights Condition were each satisfied and the Preferred Shares are redeemed or purchased in a privately negotiated transaction, Purchaser would have sufficient voting power to ensure approval of the Proposed Merger by holders of the Common Shares.

     The Delaware Corporation Law also provides that if a parent corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without a shareholder vote. Accordingly, if, Purchaser were to acquire at least 90% of the outstanding Common Shares and the Preferred Shares were redeemed in accordance with their terms, and if the Affiliated Transaction Condition and the Rights Condition were satisfied, then Purchaser could, and intends to, effect the Proposed Merger without any action by any other shareholder of the Company.

     Purchaser reserves the right to amend the Offer (including amending the number of Common Shares purchased, the purchase price and the Proposed Merger consideration) in connection with entering into a negotiated merger agreement with the Company or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Common Shares would, upon consummation of such merger, be converted into the right to receive cash, Parent Common Stock and/or other securities in such amounts as are negotiated by Parent and the Company.

     In connection with the Offer and during its pendency, or in the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Parent may explore any and all options which may be available to it. Parent may also determine, whether or not the Offer is then pending, to conduct a proxy contest in connection with the Company's 1999 annual meeting of shareholders seeking, among other things, to elect new directors designated by the Parent. In addition, Parent may seek to acquire Preferred Shares through a tender offer or exchange offer and upon such terms and at such prices as it may determine, and after expiration or termination of the Offer, Parent may seek to acquire Preferred Shares and additional Common Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be higher or lower than the Offer Price and could be for cash or other consideration.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY ANNUAL OR OTHER MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT. IN ADDITION, THE OFFER DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF PARENT. SUCH AN OFFER MAY BE MADE ONLY PURSUANT TO A PROSPECTUS PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED.

     Whether or not the Offer is consummated, Purchaser reserves the right, subject to applicable legal restrictions, to sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices as it shall determine, which may be higher or lower than the Offer Price and could be for cash or other consideration.

     PLANS FOR THE COMPANY. In connection with the Offer, Parent and Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Parent acquires control of the Company, whether pursuant to the Proposed Merger or otherwise. In addition, if and to the extent that Parent acquires control of the Company or otherwise obtains access to the books and records of the Company, Parent and Purchaser intend to conduct a detailed review of the Company and its assets, corporate structure (including the holding company structure), dividend policy, capitalization, operations, properties, policies, management and personnel and, subject to applicable state insurance regulatory rules and regulations, to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes are likely to include elimination of the Company's holding company structure and replacement of the Company Board and management at the holding company level. However, except as indicated in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company Board or management.

     DISSENTERS' RIGHTS AND OTHER MATTERS. Pursuant to Section 262 of the Delaware Corporation Law, holders of Common Shares do not have dissenters' rights as a result of the Offer. However, if the Proposed Merger is consummated, holders of Common Shares and holders of Preferred Shares at the effective time of the Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the Delaware Corporation Law to dissent and demand appraisal of their shares. Such holders will also have the right to demand appraisal of their shares in the event of a merger of the Company with and into its parent pursuant to Section 253 of the Delaware Corporation Law. Under
Section 262 of the Delaware General Corporation Law, shareholders who have dissenters' rights, if any, and who comply with the applicable statutory procedures (and who have not otherwise agreed with the Company as to the value of their shares) will be entitled to receive a judicial determination of the fair value of their shares and to receive payment of such fair value in cash, together, in the discretion of the court, with a fair rate of interest, as determined by the court. Any such judicial determination of the fair value of Common Shares could be based upon factors other than, or in addition to, the value of the consideration to be paid per share in the Proposed Merger or the market value of the Common Shares. The value so determined could be more or less than the value of the consideration to be paid per Common Share in the Proposed Merger.

     The foregoing summary of Section 262 of the Delaware Corporation Law does not purport to be complete and is qualified in its entirety by reference to such statutory sections.

     The Proposed Merger would have to comply with any applicable Federal law operative at the time of its consummation. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Merger. However, Rule 13e-3 would be inapplicable if (i) the Common Shares are deregistered under the Exchange Act prior to the Proposed Merger or (ii) the Proposed Merger is consummated within one year after the purchase of the Common Shares pursuant to the Offer and the amount paid per Common Share in the Proposed Merger is at least equal to the amount paid per Common Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

     THE COMPANY CERTIFICATE OF INCORPORATION AND THE COMPANY BY-LAWS. The Company Certificate of Incorporation and the Company By-laws contain several provisions that may delay a change in control of the Company following the purchase of Common Shares by Purchaser pursuant to the Offer, including, among others, (i) a provision that the Company Board shall be classified, with each class elected for a term of three years and one class elected each year at the Company's annual meeting of shareholders (the number of the Company's directors is currently limited to between 3 and 15 pursuant to Section 1 of Article III of the Company By-laws, and there are currently 10 directors), (ii) a provision requiring advance notice to the Company of any shareholder nominations for directors at an annual meeting of shareholders, (iii) a provision that directors may only be removed for cause, and only by the affirmative vote of holders of 50% or more of the outstanding shares entitled to vote in the election of directors, (iv) a provision that special meetings of shareholders may be called only by the Company Board, the Chairman of the Company Board or the President of the Company and that shareholders of the Company may neither call nor request the Board of Directors or any officer to call a special meeting of shareholders, (v) a provision that all actions of shareholders must be taken at an annual or special meeting of shareholders, and may not be taken by any consent in writing by shareholders,
(vi) a provision requiring prior written notice to the Company of any business to be brought before a shareholders' meeting by a shareholder, (vii) provisions authorizing the Board of Directors to provide for the issuance of preferred stock in series and to fix the number, designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof, and (viii) a provision that certain provisions of the Company Certificate of Incorporation and Company By-laws (including those provisions described in clauses (i) through (vi) above) may be altered, amended, repealed or rescinded only by a majority of the entire Company Board or by the affirmative vote of holders of at least 80% of the outstanding shares of stock entitled to vote in an election of directors.

     If, following consummation of the Offer, the members of the Company Board in office at such time were to refuse to approve the Proposed Merger (or any other transaction or corporate action proposed by Purchaser that required approval of the Company Board), Purchaser, in order to consummate the Proposed Merger (or any such other transaction or corporate action), would first have to replace at least a majority of the Company Board with its own designees. As a result of the classified board provision contained in the Company Certificate of Incorporation, at least two annual meetings of the Company's shareholders could be required to enable nominees of Purchaser to comprise a majority of the Company Board. If the current Company Board opposes the Offer or the Proposed Merger, Parent may determine, whether or not the Offer is then pending, to take action necessary to place a majority of its designees on the Company Board, including without limitation, soliciting proxies from the shareholders of the Company for use at the Company's 1999 annual meeting of shareholders for the purpose of amending the Company By-laws to remove certain of the provisions described above, increasing the number of seats available on the Company Board for its nominees and electing new directors designated by Purchaser.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF SUCH PROXIES AT ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

     The foregoing description of the Company Certificate of Incorporation and the Company By-laws is qualified in its entirety by reference to the full text of the Company Certificate of Incorporation and the Company By-laws, copies of which have been filed by the Company as exhibits to documents filed with the SEC and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

     THE RIGHTS. The following is based upon the Company 1995 8-K and the Company 1998 8-K filed by the Company with the SEC:

     On June 5, 1995, the Company Board declared a dividend distribution of one Right for each Common Share. The dividend was payable on June 19, 1995 to the shareholders of record on June 5, 1995. On July 28, 1998, the Company adopted certain amendments to the Rights Agreement. Under the Rights Agreement, subject to the terms and conditions thereof, each Right entitles the holder to purchase one one-hundredth of a share of Junior Participating Cumulative Preferred Stock of the Company ("Junior Preferred Stock") at an exercise price of $50.00. The exercise price of the Rights and the number of shares of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time as provided in the Rights Agreement.

     Until the close of business on the Distribution Date (defined below), the Rights will be evidenced by the certificates evidencing the Common Share Certificates and will be transferred with and only with the Common Share Certificates. "Distribution Date" is defined as the close of business on the earlier of (i) the tenth business day following a public announcement that a person or group of affiliated persons (the "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of the percentage of Common Shares (the "Acquiring Person Percentage") equal to or greater than the lesser of (A) 20% of the Common Shares then outstanding or (B) the greater of (x) 10% of the Common Shares then outstanding or (y) the percentage of the Common Shares then outstanding equal to the number of Common Shares beneficially owned as of 4:30 p.m. New York time on July 28, 1998 by the person beneficially owning the largest number of Common

Shares at such time divided by the Common Shares outstanding at such time or
(ii) the tenth business day, or such specified or unspecified later date as the Company Board may determine, after the commencement of or announcement by a person of its intent to commence a tender or exchange offer for an amount of Common Shares which, together with the Common Shares already owned by such person, is greater than the Acquiring Person Percentage. As soon as practicable after the Distribution Date, certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 5, 2005, unless earlier redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

     Each share of Junior Preferred Stock will be entitled to a preferential quarterly dividend payment equal to the greater of $25 per share or 100 times the dividend declared per Common Share. In the event of liquidation, the holders of Junior Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of $100 per share or 100 times the liquidation payment to be made per Common Share. In the event of any merger, consolidation, combination or other transaction in which Common Shares are changed into or exchanged for other stock or securities, cash and/or any other property, each share of Junior Preferred Stock will be entitled to receive an amount per share equal to 100 times the amount into which or for which each Common Share is changed or exchanged. Each share of Junior Preferred Stock will have 100 votes, and will vote together with the Common Shares as a single class except: (i) as provided by law, (ii) with respect to an amendment to the Certificate of Incorporation that would materially alter or change the powers, preferences or special rights of the Junior Preferred Stock, and (iii) in the event the Company fails to pay all accrued and unpaid dividends on the Junior Preferred Stock for four consecutive quarterly dividend payment dates, the holders of Junior Preferred Stock will be entitled to elect two directors to the Board of Directors. The Junior Preferred Stock will not be redeemable.

     In the event that any person or group of affiliated persons beomes an Acquiring Person, proper provision is to be made so that each holder of a Right (other than the Acquiring Person and certain affiliates, associates and transferees of the Acquiring Person) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

     If, following the public announcement that a person or group of affiliated persons has become an Acquiring Person, the Company is acquired in a merger or consolidation involving an Acquiring Person (or any other person if all holders of Common Shares are not treated alike in such transaction) or 50% or more of the Company's consolidated assets, cash flow or earning power is sold or transferred, each holder of a Right (other than the Acquiring Person and certain affiliates, associates and transferees of the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which at the time of such transaction will have a value equal to two times the exercise price of the Right.

     At any time until a person or group of affiliated persons becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). At any time until a person or group of related persons becomes an Acquiring Person, the Board of Directors of the Company may extend the time within which the Company may redeem the Rights outstanding prior to the exercise thereof. Immediately upon the action of the Company Board ordering redemption of the Rights, the Rights will terminate, and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price.

     At any time after any person or group of related persons becomes an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding Common Shares, the Company Board may exchange the Rights (other than Rights owned by an Acquiring Person or certain affiliates, associates or transferees of an Acquiring Person), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustment.

     Any of the provisions of the Rights Agreement may be amended by the Company Board prior to the time that any person or group of related persons becomes an Acquiring Person. On and after such time, the provisions of the Rights Agreement may be amended by the Company Board in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein, or (iii) to change or supplant or make any other provisions in regard to matters or questions arising under the Rights Agreement which the Company and the Rights Agent may deem necessary or desirable, which shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person).

     On July 28, 1998, the Company announced that the Company Board had approved an amendment of the Rights Agreement which, among other things, would change the definition of "Acquiring Person" by lowering the ownership threshold from 20% of the outstanding Common Shares to 10% of the outstanding Common Shares. At the time of such announcement, Parent already owned more than 10% of the outstanding Common Shares, as disclosed in Amendment No. 2 to Schedule 13D filed by Parent on the same day. Upon learning that Parent's ownership was in excess of the 10% threshold, the Company announced later that day that it had revised the "implementation of the plan." Under this Rights Amendment, the term "Acquiring Person" was changed to read, in pertinent part, as follows:

   (a) "Acquiring Person" shall mean any Person . . . who . . . shall be the Beneficial owner . . . of the percentage of Common Shares (the "Acquiring Person Percentage") EQUAL TO or greater than the lesser of (A) 20% of the Common Shares then outstanding or (B) the greater of (x) 10% of the Common Shares then outstanding or (y) the percentage of the Common Shares then outstanding equal to the number of Common Shares Beneficially Owned as of 4:30 p.m. New York time on July 28, 1998 by the Person Beneficially Owning the largest number of Common Shares as of such date and time divided by the Common Shares outstanding as of such date and time, but shall not include . . . any Person who would otherwise be an "Acquiring Person" but for the good faith determination by the Board of Directors of the Company that such Person has become an "Acquiring Person" inadvertently, provided that such Person together with its Affiliates and Associates divest themselves as promptly as practicable of beneficial ownership of a sufficient number of Common Shares so that such Person together with its Affiliates and Associates beneficially own a percentage of the Common Shares then outstanding less than the Acquiring Person Percentage. (emphasis added)

     Under this language, Parent may be deemed to have become an Acquiring Person automatically as a result of the Rights Amendment without any action being taken on its part. Purchaser believes that the Company did not intend for the Rights Amendment to have this result. Purchaser bases its belief on (i) the fact that, to Purchaser's knowledge, such a result would constitute an unprecedented attempt by an issuer to cause the dilution feature of a shareholder rights agreement to be triggered retroactively based on a shareholder's prior acquisition of stock which, at the time thereof, did not trigger such dilution, (ii) the language used in other provisions of the Rights Amendment which suggests that a person becomes an Acquiring Person by acquiring a percentage of the outstanding Common Shares greater than (rather than equal to) the Acquiring Person Percentage, (iii) to Purchaser's knowledge, the failure of the Company to take any actions since July 28, 1998 to distribute the Rights, to give notice of a triggering event to the holders of the Rights as required under the Rights Agreement or to otherwise assert that Parent is an Acquiring Person and (iv) the discussions described below between the Parent's counsel and the Company's counsel.

     On October 2, 1998, Parent's counsel contacted counsel for the Company to advise them of this apparent mistake and to request that the Company Board take action to confirm that Parent did not become an Acquiring Person as a result of the Rights Amendment. Parent and Purchaser believe that the Company Board has the power under the terms of the Rights Agreement to easily and clearly correct this mistake. On October 6, 1998, counsel for the Parent was advised by the Company's counsel of their agreement that the Company Board has the ability to correct the actions taken by the Company Board on July 28, 1998. However, the Company has yet to advise Parent or Purchaser as to what actions, if any, the Company has taken or proposes to take to correct this mistake.

     Parent and Purchaser believe that the adoption of the Rights Amendment and the failure by the Company Board to take appropriate action to correct the mistake contained in the Rights Amendment constitute a breach of their fiduciary duties to the shareholders of the Company. In the Delaware Litigation, Parent and Purchaser are seeking, among other things, a declaration that the Rights Amendment is invalid and an injunction compelling the Company and the Company Board to take clear and appropriate actions to correct this mistake. See Section 15 "The Delaware Litigation".

     Based upon Purchaser's interpretation of the Rights Agreement and, to Purchaser's knowledge, the absence of any actions by the Company to issue Rights Certificates or otherwise assert that the Rights have been triggered, Purchaser believes that, as of the date of this Offer to Purchase, the Rights were not exercisable and the Rights continue to be evidenced by the Common Share Certificates. Purchaser believes that, as a result of Purchaser's public announcement of the Offer, the Distribution Date will be no later than November 3, 1998 unless prior to such date the Company Board redeems the Rights or takes action to delay the Distribution Date.

     The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Company 1995 8-K and the Company 1998 8-K and the full text of the Rights Agreement filed as exhibits thereto with the SEC. Copies of these documents may be obtained in the manner described in Section 8.

     Purchaser believes that under applicable law and under the circumstances of the Offer, the Company Board has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), and the Purchaser is hereby requesting that the Company Board do so. However there can be no assurance that the Company Board will redeem the Rights (or so amend the Rights Agreement). In the Delaware Litigation, Parent and Purchaser are seeking, among other things, an order compelling the Company Board to redeem the Rights or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger on the grounds that failure to do so would constitute a breach of fiduciary duty to the shareholders of the Company. See Section 15 "The Delaware Litigation."

     If the Rights Condition is not satisfied and Purchaser elects, in its sole discretion, to waive such condition and consummate the Offer, and if there are outstanding Rights which have not been acquired by Purchaser, Purchaser will evaluate its alternatives. Such alternatives could include purchasing additional Rights in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise. Any such additional purchase of Rights could be for cash or other consideration. Under such circumstances, the Proposed Merger might be delayed or abandoned as impracticable. The form and amount of consideration to be received by the holders of Common Shares in the Proposed Merger, if consummated, might be subject to adjustment to compensate Purchaser for, among other things, the costs of acquiring Rights and a portion of the potential dilution cost of Rights not owned by Purchaser and its affiliates at the time of the Proposed Merger. In such event, the value of the consideration to be exchanged for Common Shares in the Proposed Merger could be substantially less than the consideration paid in the Offer. In addition, Purchaser may elect under such circumstances not to consummate the Proposed Merger.

     Unless the Rights are redeemed, shareholders will be required to tender one Right for each Common Share tendered in order to effect a valid tender of such Common Shares in accordance with the procedures set forth in Section 3. If separate certificates for the Rights are not issued, a tender of Common Shares will also constitute a tender of the associated Rights. See Sections 1 and 3.

     Consummation of the Offer is conditioned upon the Rights having been redeemed by the Company Board or Purchaser being satisfied, in its sole discretion, that the Rights are invalid or otherwise inapplicable to the Offer and to the Proposed Merger.

   13. DIVIDENDS AND DISTRIBUTIONS.

     If, on or after the date of this Offer to Purchase, the Company should (i) split, combine or otherwise change the Common Shares or its capitalization,
(ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company or (iii) acquire currently outstanding Common Shares or otherwise cause a reduction in the number of outstanding Common Shares, then, without prejudice to Purchaser's rights under Sections 1 and 14, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including, without limitation, the amount and type of securities offered to be purchased.

     If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Common Shares, or make any distribution (including, without limitation, the issuance of additional Common Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Common Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Common Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Sections 1 and 14, (i) the purchase price per Common Share payable by Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution or right to be received by the tendering shareholders will be received and held by such tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each such tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Purchaser in its sole discretion.

   14. CONDITIONS OF THE OFFER.

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Common Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Common Shares, and may terminate the Offer as to any Common Shares not then paid for, if, in the sole judgment of Purchaser (1) at or prior to the expiration of the Offer any one or more of the Minimum Condition, the Affiliated Transaction Condition, the Rights Condition or the Insurance Regulatory Approval Condition has not been satisfied, (2) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Common Shares pursuant to the Offer shall not have expired or been terminated, or (3) at any time on or after October 20, 1998 and prior to the acceptance for payment of Shares, any of the following events shall occur:

     (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court, governmental regulatory or administrative agency or commission, authority or tribunal, domestic, foreign or supranational, by any government, governmental authority or other regulatory or administrative agency or commission, domestic, foreign or supranational, or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company or any other person), which (i) challenges or seeks to challenge the acquisition by Parent or Purchaser or any affiliate of either of them of the Common Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Offer or the Proposed Merger, consummation of the transactions contemplated by the Offer or any other subsequent business combination, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Purchaser or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any other subsequent business combination, (ii) prohibits or limits or seeks to prohibit or limit Parent's or Purchaser's ownership or operation of all or any portion of their or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or to compel or seeks to compel Parent or Purchaser to dispose of or hold separate all or any portion of their own or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Parent, Purchaser or any affiliate of either of them to conduct its own business or own such assets as a result of the transactions contemplated by the Offer, Proposed Merger or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some or all of the Common Shares pursuant to the Offer or the Proposed Merger illegal or results in a delay in, or restricts, the ability of Parent or Purchaser, or renders Parent or Purchaser unable, to accept for payment, purchase or pay for some or all of the Common Shares or to consummate the Proposed Merger, (iv) imposes or seeks to impose limitations on the ability of Parent or Purchaser or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote the Common Shares purchased by them on an equal basis with all other Common Shares on all matters properly presented to the shareholders of the Company, (v) in the sole judgment of Parent or Purchaser, might adversely affect the Company or any of its subsidiaries or affiliates or Parent, Purchaser, or any of their respective affiliates or subsidiaries, (vi) in the sole judgment of Parent or Purchaser, might result in a diminution in the value of the Common Shares or the benefits expected to be derived by Parent or Purchaser as a result of the transactions contemplated by the Offer, (vii) in the sole judgment of Parent or Purchaser, imposes or seeks to impose any material condition to the Offer unacceptable to Parent or Purchaser or (viii) otherwise directly or indirectly relates to the Offer, the Proposed Merger or any other business combination with the Company;

     (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Proposed Merger or other subsequent business combination between Purchaser or any affiliate of Purchaser and the Company or any affiliate of the Company or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of Parent or Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above;

     (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the sole judgment of Parent or Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Parent or Purchaser shall have become aware of any fact which, in the sole judgment of Parent or Purchaser, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Common Shares to Parent or Purchaser;

     (d) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Parent or Purchaser, might affect the extension of credit by banks or other lending institutions, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any change deemed material in the sole discretion of Parent and Purchaser in United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor (whether or not mandatory), (v) any change deemed material in the sole discretion of Parent and Purchaser in the market price of the Common Shares or in the securities or financial markets of the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the sole judgment of Parent or Purchaser, a material acceleration or worsening thereof;

     (e) other than the redemption of the Rights at the Redemption Price, the Company or any subsidiary of the Company shall have, at any time after October 19, 1998 (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to options to acquire Incentive Shares outstanding on October 19, 1998 in accordance with their terms as disclosed on such date or conversions of the Preferred Shares in accordance with their terms) of any class (including without limitation the Common Shares) or securities convertible into any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, or (B) any other securities in respect of, in lieu of, or in substitution for, Common Shares outstanding on October 19, 1998, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Common Shares, or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on any Common Shares or on any Preferred Shares or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Common Shares or the Preferred Shares, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Common Shares, the Preferred Shares or its capitalization, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of the Company or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced,
(ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Offer or any other change in control of the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Parent or Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings, (xi) amended or proposed or authorized any amendment to the Company Certificate of Incorporation or the Company By-laws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the sole judgment of Parent or Purchaser could, individually or in the aggregate, adversely affect the value of the Common Shares to Parent or Purchaser or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Parent or Purchaser shall have learned about any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC;

     (f) the Company and Parent or Purchaser shall have reached an agreement or understanding that the Offer be terminated or amended or Parent or Purchaser (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination, or purchase of Common Shares or assets of the Company;

     (g) Parent or Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries, shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the

Proposed Merger, or (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Common Shares in the hands of Purchaser or any other affiliate of Parent (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer, consummation of the Proposed Merger or any other business combination or the acquisition of control of the Company); or

     (h) Parent or Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which in its judgment is necessary to consummate the Offer; which, in the sole judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates), giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment. Parent and Purchaser have the right to rely on any condition set forth in the immediately preceding sentence being satisfied in determining whether to consummate the Offer; however, if Parent or Purchaser asserts the failure of any such condition without relying on the exercise of its reasonable judgment or some other objective criteria, Parent and Purchaser shall promptly disclose such assertion and the Expiration Date will be (and, if necessary, will be extended to be) at least five business days after the date of such disclosure.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser in their sole discretion regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such conditions or may be waived by Parent or Purchaser in their sole discretion in whole or in part at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Parent or Purchaser concerning any condition or event described in this Section 14 shall be final and binding upon all parties.


   15. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION.

     GENERAL. Except as otherwise disclosed herein, based on a review of publicly available information by the Company with the SEC, neither Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Common Shares and the indirect acquisition of the capital stock of the Company's insurance subsidiaries by Parent or Purchaser pursuant to the Offer or the Proposed Merger, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic, foreign or supranational, that would be required for the acquisition or ownership of Common Shares, or the indirect acquisition of the capital stock of the Company's insurance subsidiaries by Parent or Purchaser as contemplated herein. Should any such approval or other action be required, Parent and Purchaser currently contemplate that such approval or action would be sought. While Purchaser does not currently intend to delay the acceptance for payment of Common Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Purchaser's obligation under the Offer to accept for payment and pay for Common Shares is subject to certain conditions. See Section 14.

     STATE INSURANCE APPROVALS. The acquisition of Common Shares pursuant to the Offer will require filings with, and approvals of, the Insurance Commissions under the Insurance Codes of California, Connecticut and Pennsylvania, which are the United States jurisdictions in which the insurance companies owned or otherwise controlled by the Company are domiciled. The Insurance Codes each contain similar provisions (subject to certain variations noted below) applicable to the acquisition of control of a domestic insurer, including a presumption of control that generally arises from the ownership of 10% or more of the voting securities of a domestic insurer or of any person that controls a domestic insurer

     Generally, a person seeking to acquire voting securities, such as the Common Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file a Form A with the relevant Insurance Commission and send a copy of such Form A to the domestic insurer. Parent and Purchaser made Form A filings with the relevant Insurance Commissions and sent copies thereof to the relevant domestic insurers on the date of this Offer to Purchase.

     In certain jurisdictions, the Form A filings trigger public hearing requirements and/or statutory periods within which decisions must be rendered approving or disapproving the acquisition of control. In other states, public hearings are discretionary and/or there are no periods within which such decisions must be rendered. The periods within which hearings must be commenced or decisions rendered may not begin until the relevant Insurance Commission has deemed the Form A filing complete, and the Insurance Commission has discretion to request that Parent and Purchaser furnish additional information before it deems the Form A filing complete.

     The Insurance Codes generally require the relevant Insurance Commissions to approve the application for the acquisition of control unless the Insurance Commission determines (in certain states, after a public hearing) that such application should be disapproved on one or more prescribed regulatory grounds. The Insurance Codes contain provisions providing generally for judicial review of an Insurance Commission order. The California Insurance Code provides that the California Department of Insurance has 60 calendar days after a Form A filing is complete to approve or disapprove the filing. The California Department of Insurance may, at its discretion, hold public hearings regarding the Form A filing. The Pennsylvania Insurance Code provides that the Pennsylvania Department of Insurance must hold a hearing if requested, within 10 days of the filing, by either the acquiring company or the target company. The Pennsylvania Department of Insurance may also, at its discretion, hold a public hearing regarding the Form A. The Connecticut Insurance Code provides that the Connecticut Insurance Commissioner is required to hold a hearing within 30 days after the Commissioner determines that the Form A filing is complete and no earlier than 20 days after notice to the applicant that the filing is complete. The applicant is required to give certain persons at least 15 days advance notice of such hearing.

     ANTITRUST. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and to the FTC and certain waiting period requirements have been satisfied. Parent expects to file such information on the date hereof. Under the provisions of the HSR Act applicable to the Offer, the purchase of Common Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning such Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. Purchaser will not accept for payment Common Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See
Section 14.

     The Proposed Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Common Shares at the time of the Proposed Merger.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Common Shares pursuant to the Offer. At any time before or after Purchaser's acquisition of Common Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Common Shares pursuant to the Offer or otherwise or seeking divestiture of Common Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties and state attorneys general may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Parent and the Company are engaged, Parent and Purchaser believe that the acquisition of Common Shares by Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Common Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     THE DELAWARE LITIGATION. On October 20, 1998, Parent and Purchaser filed a complaint in the Court of Chancery of the State of Delaware against the Company and all of the directors of the Company alleging that the directors have breached their fiduciary duties owed to the shareholders of the Company by, among other things, (a) adopting the Rights Amendment, (b) failing, to date, to make a good faith determination that Parent is not an Acquiring Person for purposes of the Rights Agreement, or to otherwise correct the mistake contained in the Rights Amendment, (c) refusing to redeem the Rights or to amend the Rights Agreement to make it inapplicable to the Offer and the Proposed Merger, and (d) failing to take the actions necessary to render Section 203 inapplicable to the Offer and the Proposed Merger. In the complaint, Parent and Purchaser ask the Court to enter judgement against the defendants, among other things: (i) declaring that the foregoing actions are in breach of the fiduciary duties of the Company Board, (ii) declaring that the Rights Amendment is invalid, (iii) compelling the defendants to make a good faith determination that Parent is not an Acquiring Person for purposes of the Rights Agreement, to otherwise correct the mistake contained in the Rights Amendment, or to clarify that Parent is not an Acquiring Person (iv) compelling the defendants to redeem the Rights or to amend the Rights Agreement or otherwise render the Rights

Agreement inapplicable to the Offer and the Proposed Merger, (v) declaring that the adoption of any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Offer and the Proposed Merger constitutes a breach of the fiduciary duties of the Company Board and enjoining the defendants from adopting any such defensive measure; (vi) compelling the defendants to take the actions necessary to render Section 203 inapplicable to the Offer and the Proposed Merger, and (vii) temporarily, preliminarily and permanently enjoining the Company, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect to the Rights Agreement, except to clarify that Parent is not an Acquiring Person, to redeem the Rights and to render the Rights Agreement inapplicable to the Offer and the Proposed Merger, and from adopting any other shareholder rights plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Offer and the Proposed Merger or the efforts of Purchaser to acquire control of the Company; and (viii) temporarily, preliminarily and permanently enjoining defendants, their affiliates, subsidiaries, officers, directors and all other acting in concert with them or on their behalf from bringing any action concerning the Rights Agreement or
Section 203 in any other court.

     STATE TAKEOVER STATUTES. Various states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

     Except as described in this Offer to Purchase, neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Proposed Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Proposed Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Proposed Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Common Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Proposed Merger. In such case, Purchaser may not be obliged to accept for payment or pay for any Common Shares tendered pursuant to the Offer.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable, and an appropriate court does not determine that such law is, or such laws are inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Common Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment any Common Shares tendered. See
Section 14.

     SECTION 203 OF THE DELAWARE CORPORATION LAW. Section 203, in general, prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless (a) prior to the time such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the shareholder becoming an Interested Stockholder, or (b) upon consummation of the transaction that resulted in the shareholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) at or subsequent to the time such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

     Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all shareholders of the corporation; (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments) or (d) any receipt of the Interested Stockholder of the benefit (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Accordingly, the Affiliated Transaction Condition would be satisfied if
(i) the Company Board approves the acquisition of Common Shares pursuant to the Offer and the Proposed Merger or other business combination with Purchaser or any affiliate of Purchaser, or (ii) Purchaser is satisfied, in its sole discretion, that after consummation of the Offer, the provisions of Section 203 would not prohibit for any period of time, or impose any voting requirement in excess of majority shareholder approval with respect to, the Proposed Merger or other business combination with Purchaser or any affiliate of Purchaser.

     The foregoing summary of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

     Parent and Purchaser are hereby requesting that the Company Board adopt a resolution approving the acquisition of Common Shares pursuant to the Offer and the Proposed Merger or other business combination with Purchaser or any affiliate of Purchaser for purposes of Section 203. However, there can be no assurance that the Company Board will do so.

   16. FEES AND EXPENSES.

     Except as set forth below, neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. Parent has engaged Cochran, Caronia Securities LLC as Dealer Manager in connection with the Offer and has paid a fee of $200,000 upon commencement of the Offer. Parent has also engaged Cochran, Caronia Securities LLC as financial advisor to Parent in connection with its effort to acquire the Company. Parent has agreed to pay Cochran, Caronia Securities LLC (in its capacity as financial advisor) a fee of $750,000 upon successful completion of the Offer and related transactions in which Purchaser acquires all the outstanding Common Shares. Parent has also agreed to reimburse the Dealer Manager (in its capacity as Dealer Manager) for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, incurred in connection with its engagement, and to indemnify such firm and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the Federal securities laws. In the ordinary course of business, the Dealer Manager and its respective affiliates may actively trade or hold the securities of the Company and Parent for its own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. As of the date of this Offer to Purchase, Cochran, Caronia Securities LLC and its affiliates do not own any Common Shares.

     Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Common Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Common Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws.

     In addition, First Union National Bank has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

   17. MISCELLANEOUS.

     Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Common Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Common Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     Parent and Purchaser have filed with the SEC a Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 (except that they may not be available at the regional offices of the SEC).

MG ACQUISITION CORP.
October 20, 1998

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Except as noted, each such person is a citizen of the United States of America. The business address of each such person is:

     c/o Markel Corporation
   4551 Cox Road
     Glen Allen, Virginia 23060-3382


DIRECTORS

     The following individuals serve as directors of Parent as of October 20, 1998:

     Alan I. Kirshner, 63
   Chairman of the Board of Directors and Chief Executive Officer since September 1986. President from 1979 to March 1992.

     Anthony F. Markel, 56
   President and Chief Operating Officer since March 1992. Executive Vice President from 1979 to March 1992. Director and Chairman of Open Plan Systems, Inc. and Director of Hilb, Rogal & Hamilton Company of Virginia.

     Steven A. Markel, 50
   Vice Chairman since March 1992. Treasurer from October 1986 to August 1993. Executive Vice President from October 1986 to March 1992. Director of Fairfax Financial Holdings Limited; Lindsey Morden Group Inc.; and S&K Famous Brands, Inc.

     Darrell D. Martin, 50
     Executive Vice President and Chief Financial Officer since March 1992. Chief Financial Officer since 1988.

     Leslie A. Grandis, 54
   Secretary since February 1989. Partner, McGuire, Woods, Battle & Boothe LLP, Richmond, Virginia, attorneys-at-law, since 1974. Director of Cornerstone Realty Income Trust, Inc.; CSX Trade Receivables Corporation.

     Stewart M. Kasen, 59
   Private Investor; Chairman from January 1994 and President and Chief Executive Officer, Best Products Co., Inc., Richmond, Virginia from June 1991 to April 1996; Chairman and Director of Factory Card Outlet Corp.; Director of O'Sullivan Industries Holdings, Inc.; The Bibb Co., K2, Inc.; and Elder-Beerman Stores Corp.

     Gary L. Markel, 52
   President, Gary Markel & Associates, Inc., Tampa, Florida, an independent insurance agency since December 1984. President, Gary Markel Safety Services, Inc., an independent loss control service company since May 1985. President, Gary Markel Surplus Lines Brokerage, Inc.

     V. Prem Watsa, 48
   Partner, Hamblin, Watsa Investment Counsel Limited, Toronto, Canada, investment advisors, since September 1984. Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited, Toronto, Canada, since September 1985. Director of Fairfax Financial Holdings Limited, Lindsey Morden Group Inc.; FCA International. Mr. Watsa is a Canadian citizen.


EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the executive officers of Parent:




           NAME                           OFFICE OR POSITIONS HELD
-------------------------   ---------------------------------------------------
  Alan I. Kirshner          Chairman and Chief Executive Officer
  Anthony F. Markel         President and Chief Operating Officer
  Steven A. Markel          Vice Chairman
  Darrell D. Martin         Executive Vice President & Chief Financial Officer

     For biographical information concerning Messrs. Alan I. Kirshner, Anthony
F. Markel, Steven A. Markel and Darrell D. Martin, see "Directors" above.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. Each such person is a citizen of the United States of America and the business address of each such person is:

     c/o Markel Corporation
     4551 Cox Road
     Glen Allen, Virginia 23060-3382


DIRECTORS AND EXECUTIVE OFFICERS

     Alan I. Kirshner, Director and Chairman

     Anthony F. Markel, Director and President

     Steven A. Markel, Director and Vice Chairman

     Darrell D. Martin, Director and Vice President, Secretary and Treasurer

     For biographical information concerning Messrs. Alan I. Kirshner, Anthony
F. Markel, Steven A. Markel and Darrell D. Martin, see "Directors" under part 1 above.

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Common Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        THE DEPOSITARY FOR THE OFFER IS:


                           FIRST UNION NATIONAL BANK

                            FACSIMILE TRANSMISSION:
                                 (704) 590-7628
                             CONFIRM BY TELEPHONE:
                                (704) 590-7408



                                IF BY REGISTERED MAIL, CERTIFIED
IF BY FIRST CLASS MAIL          MAIL OR OVERNIGHT DELIVERY          IF BY HAND ONLY
First Union National Bank       First Union National Bank           First Union National Bank
1525 West W.T. Harris Blvd.     1525 West W.T. Harris Blvd.         5th Floor
Reorg. Department               Reorg. Department                   40 Broad Street
3c3-NC-1153                     3c3-NC-1153                         New York, NY 10004
Charlotte, NC 28288-1153        Charlotte, NC 28262

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:


                        [MACKENZIE PARTNERS, INC. LOGO]




                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL FREE (800) 322-2885


                     THE DEALER MANAGER FOR THE OFFER IS:


                     [COCHRAN, CARONIA SECURITIES LLC LOGO]




                              1 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 425-9335
                                      or
                         CALL TOLL FREE (800) 248-8163